Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

 For more information,
please see Kinross’ 2013 third-quarter
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2013 third-quarter results
Company increases production guidance on strong year-to-date performance

Toronto, Ontario – November 13, 2013 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2013.
(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page six of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted. The comparative figures have been recast to exclude the results of Fruta del Norte and Crixás.)

Financial and operating highlights:

•	Production1: 680,580 gold equivalent ounces (Au eq. oz.), compared with 672,173 ounces in Q3 2012.

•	Revenue: $876.3 million, compared with $1,109.7 million in Q3 2012.

•	Production cost of sales2: $740 per Au eq. oz., compared with $677 in Q3 2012.

•	All-in sustaining cost2: $1,069 per Au oz. sold, compared with $1,021 in Q3 2012.

•	Adjusted operating cash flow2: $256.4 million, or $0.22 per share, compared with $435.5 million, or $0.38 per share, in Q3 2012.

•	Adjusted net earnings2, 3: $54.4 million, or $0.05 per share, compared with $251.9 million, or $0.22 per share, in Q3 2012.

•	Reported net earnings3: $46.9 million, or $0.04 per share, compared with $226.2 million, or $0.20 per share, in Q3 2012.

•	Average realized gold price: $1,331 per Au oz., compared with $1,649 per Au oz. in Q3 2012.

•
Outlook: Kinross has increased its 2013 forecast guidance for production to 2.6-2.65 million attributable Au eq. oz. from 2.4-2.6 million attributable Au eq. oz. The Company expects to be at the lower end of both its production cost of sales guidance of $740-$790 per Au eq. oz., and its 2013 all-in sustaining cost forecast guidance of $1,100-$1,200 per Au oz. sold. As a result of the Company’s capital cost review process, Kinross has identified approximately $50 million in 2013 capital savings in addition to the $150 million in savings previously announced, and now expects its 2013 capital expenditures to be approximately $1.4 billion.

Cost review and reduction:

•	The Company is completing its 2014 budgeting process and currently expects a significant reduction in its 2014 capital expenditures, which it anticipates will be in the range of $800-$900 million.

•
The Company has completed its review of corporate and regional overhead and has identified approximately $20 million in expected annual cash savings. Cost-saving measures include integrating the North and South America regions into a single Americas region.

Development projects:

•	Commercial production at Dvoinoye began on October 1st, on schedule and on budget.

•	The Tasiast project feasibility study remains on schedule for expected completion in Q1 2014.

Other developments:

•
During the third quarter, Kinross was named to the Dow Jones Sustainability World Index for the third consecutive year and to the Dow Jones Sustainability North America Index for the fourth consecutive year.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production. Prior year production figures have been adjusted to exclude Crixás due to its sale in Q2 2012.
2 These figures are non-GAAP financial measures and are defined and reconciled on pages eight to 11 of this news release.
3 Net earnings (loss) figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, CEO, made the following comments in relation to third-quarter 2013 results:

“Our portfolio of mines delivered another excellent quarter. As a result of our strong year-to-date production we are increasing our 2013 production guidance to 2.6-2.65 million gold equivalent ounces. We are maintaining our sharp focus on operating costs and expect to be at the low end of our guidance range for all-in sustaining costs and cost of sales. Commercial production has now commenced at Dvoinoye, which is expected to contribute 235,000-300,000 incremental ounces of low-cost gold equivalent production annually to Kupol in each of its first three full years of operation.

“We continue our focus on reducing capital and other costs in a lower gold price environment. We have lowered our 2013 capital forecast to $1.4 billion, and expect our 2014 forecast to be in the range of $800-$900 million.

“As we have all year, we remain focused on strong, consistent operational performance, reducing costs, capital discipline, and ensuring balance sheet strength.”

Financial results

Summary of financial and operating results

		Three months ended		Nine months ended
		September 30,		September 30,
	(in millions, except ounces, per share amounts, and per ounce amounts)	2013	2012	2013	2012
	Total gold equivalent ounces(a)(e) - Produced (c)	687,581	678,933	2,004,827	1,945,014
	Total gold equivalent ounces(a)(e) - Sold (c)	658,055	672,221	2,005,793	1,958,173
	Gold equivalent ounces from continuing operations (a)(d) - Produced (c)	687,581	678,933	2,004,827	1,914,020
	Gold equivalent ounces from continuing operations (a)(d) - Sold (c)	658,055	672,221	2,005,793	1,925,409
	Total attributable gold equivalent ounces(a)(e) - Produced (c)	680,580	672,173	1,984,858	1,924,297
	Total attributable gold equivalent ounces(a)(e) - Sold (c)	651,104	665,251	1,985,857	1,937,080
	Attributable gold equivalent ounces from continuing operations (a)(d) - Produced (c)	680,580	672,173	1,984,858	1,893,303
	Attributable gold equivalent ounces from continuing operations (a)(d) - Sold (c)	651,104	665,251	1,985,857	1,904,316

	Financial Highlights from Continuing Operations (d)
	Metal sales	$876.3	$1,109.7	$2,902.4	$3,120.4
	Production cost of sales	$486.8	$455.8	$1,476.0	$1,371.6
	Depreciation, depletion and amortization	$184.3	$181.6	$622.1	$481.1
	Impairment charges	$-	$-	$2,433.1	$-
	Operating earnings (loss)	$101.9	$344.2	$(1,929.1)	$905.4
	Net earnings (loss) from continuing operations attributable to common shareholders	$46.9	$226.2	$(2,272.6)	$438.7
	Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.04	$0.20	$(1.99)	$0.39
	Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.04	$0.20	$(1.99)	$0.38
	Adjusted net earnings from continuing operations attributable to common shareholders(b)	$54.4	$251.9	$346.3	$605.7
	Adjusted net earnings from continuing operations per share(b)	$0.05	$0.22	$0.30	$0.53
	Net cash flow of continuing operations provided from operating activities	$137.7	$368.7	$609.4	$829.9
	Adjusted operating cash flow from continuing operations(b)	$256.4	$435.5	$926.8	$1,021.7
	Adjusted operating cash flow from continuing operations per share(b)	$0.22	$0.38	$0.81	$0.90
	Average realized gold price per ounce from continuing operations	$1,331	$1,649	$1,448	$1,620
	Consolidated production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$740	$678	$736	$712
	Attributable(a) production cost of sales from continuing operations per equivalent ounce(c) sold(b)	$740	$677	$736	$712
	Attributable(a) production cost of sales from continuing operations per ounce sold on a by-product basis(b)	$709	$594	$693	$635
	Attributable(a) all-in sustaining cost from continuing operations per ounce sold on a by-product basis(b)	$1,069	$1,021	$1,045	$1,124
	Attributable(a) all-in sustaining cost from continuing operations per equivalent ounce(c) sold(b)	$1,082	$1,072	$1,068	$1,163
(a)	Total includes 100% of Chirano production. “Attributable” includes Kinross’ share of Chirano (90%) production.

(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages eight to 11 of this news release.

(c)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2013 was 62.21:1, compared with 55.44:1 for the third quarter of 2012 and for the first nine months of 2013 was 58.69:1, compared with 53.92:1 for the first nine months of 2012.

(d)
On June 10, 2013, the Company announced its decision to cease development of FDN. On June 28, 2012, the Company disposed of its interest in Crixás.  As a result, the comparative figures have been recast to exclude the results of FDN and Crixás.

(e)	The total gold equivalent ounces and total attributable gold equivalent ounces include Crixás up to June 28, 2012.

p. 2 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following operating and financial results are based on third-quarter 2013 attributable gold equivalent production from continuing operations:

Production: Kinross produced 680,580 attributable gold equivalent ounces from continuing operations in the third quarter of 2013, a slight increase over the third quarter of 2012, due mainly to record production at Fort Knox and Paracatu.

Production cost of sales: Production cost of sales per gold equivalent ounce2 was $740 for the third quarter of 2013, compared with $677 for the third quarter of 2012. Production cost of sales per gold ounce on a by-product basis was $709 in the third quarter of 2013, compared with $594 in Q3 2012, based on Q3 2013 attributable gold sales of 619,689 ounces and attributable silver sales of 1,954,371 ounces.

All-in sustaining cost: Attributable all-in sustaining cost per gold ounce sold2 on a by-product basis was $1,069 in Q3 2013, compared with $1,021 in Q3 2012, primarily due to lower silver revenue and an increase in production cost of sales, partially offset by a decrease in sustaining capital expenditures. Attributable all-in sustaining cost from continuing operations per equivalent ounce sold was $1,082 in Q3 2013, compared with $1,072 in Q3 2012.

Revenue: Revenue from metal sales was $876.3 million in the third quarter of 2013, compared with $1,109.7 million during the same period in 2012. The decrease was due mainly to the lower average realized gold price for the quarter.

Average realized gold price: The average realized gold price was $1,331 per ounce in Q3 2013, a decrease of 19%, compared with $1,649 per ounce in Q3 2012.

Margins: Kinross’ margin per gold equivalent ounce sold4 was $591 for the third quarter of 2013 compared with $972 per gold equivalent ounce in Q3 2012.

Operating cash flow: Adjusted operating cash flow2 was $256.4 million for the quarter, or $0.22 per share, compared with $435.5 million, or $0.38 per share, in Q3 2012.

Cash balance: Cash and cash equivalents and short-term investments were $932.1 million as at September 30, 2013, compared with $1,982.5 million as at December 31, 2012. The decrease was due mainly to debt repayment.

Earnings: Adjusted net earnings2, 3 were $54.4 million, or $0.05 per share, in Q3 2013, compared with $251.9 million, or $0.22 per share, in Q3 2012, due mainly to a lower average realized gold price.

Reported net earnings3 were $46.9 million, or $0.04 per share, in Q3 2013, compared with earnings of $226.2 million, or $0.20 per share, in Q3 2012.

Capital expenditures: Capital expenditures were $300.8 million in Q3 2013, compared with $440.4 million in the same period last year, a decrease due mainly to lower spending at Paracatu, Dvoinoye, Tasiast, Maricunga and La Coipa.

Cost review and reduction
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page six of this news release.

As a result of the Company’s capital cost reduction process, Kinross has identified approximately $50 million in expected 2013 capital savings in addition to the $150 million in savings opportunities announced previously, and now expects its 2013 capital expenditures to be approximately $1.4 billion.

The Company is now in the process of completing its 2014 budget and currently expects that its 2014 capital expenditures will be in the range of $800-$900 million.

4 Attributable margin per ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 3 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross has also completed its review of corporate and regional overhead and has identified approximately $20 million in expected annual cash savings, resulting primarily from planned workforce reductions and opportunities to streamline administration and increase efficiency. The new cost reduction measures include integrating the North and South America regions into a new Americas region comprising five operating mines (Fort Knox, Kettle River-Buckhorn, Round Mountain, Maricunga and Paracatu). Administrative offices in Chile and Brazil will be downsized and the Company’s Reno, Nevada office will be closed, with regional administrative functions being re-located to Denver, Colorado.

Operating results

Mine-by-mine summaries for third-quarter operating results may be found on pages 12 and 16 of this news release. Highlights include the following:

North America: The region is expected to exceed its 2013 production guidance and to be at the lower end of its cost of sales guidance for the year, as its strong performance continued in the third quarter. Regional production was in line with Q3 2012 and higher than Q2 2013, mainly due to improved heap leach performance and the start-up of the second carbon-in-column plant at Fort Knox, which achieved record quarterly production. This increase was partly offset by lower production at Kettle River-Buckhorn as a result of lower throughput.

Russia: The region is expected to exceed its 2013 production guidance and to be at the lower end of its cost of sales guidance for the year. Third quarter production at Kupol surpassed Q2 2013 due to higher mill throughput, including the impact of the first batch of Dvoinoye development ore, which was processed following completion of the Kupol mill expansion in the first week of Q3. Dvoinoye development ore contributed approximately 12,000 gold equivalent ounces during the quarter. Compared with Q3 2012, overall production was slightly lower as higher throughput was offset by planned lower grades from Kupol.

South America: The region is expected to be at the high end of its production guidance and within its cost of sales guidance for the year. Paracatu achieved record quarterly production and mill throughput in the third quarter, while also benefiting from higher grade and recoveries than in Q2 2013. Maricunga’s production decreased, and its cost of sales increased, compared with Q2 2013 and Q3 2012, as a result of less favorable heap leach performance. This was caused partly by the leaching characteristics of the ore placed on the heap, and partly by performance issues in the ADR plant. La Coipa’s production decreased relative to Q2 2013 due to lower grades, but increased relative to Q3 2012 mainly as a result of higher grades and recoveries. As planned, the Company ceased mining of the existing ore body at La Coipa at the end of October.

West Africa: The region is expected to be at the high end of its production guidance and within its cost of sales guidance for the year. Tasiast production was impacted by the 12-day employee strike and heavy local rains in Q3 2013. The lower production at Tasiast, compared with Q2 2013, was partially offset by increased production from Chirano as a result of better grades and recoveries. Chirano production in Q3 2013 was similar to Q3 2012.

Project update
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page six of this news release.

Dvoinoye

Commercial production commenced at Dvoinoye on October 1st, on schedule and on budget. The mine is expected to produce between 235,000 and 300,000 of gold equivalent ounces annually during its first three full years of production, which will be incremental to gold production from the Kupol underground mine.

The Company’s ordinary course application to renew the Dvoinoye subsoil license was approved in September and extends until January 1, 2023.

p. 4 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Tasiast expansion project

The Tasiast feasibility study on a mill expansion remains on schedule for completion in the first quarter of 2014. Construction of basic site infrastructure, including the 20 MW power plant, reverse osmosis plant, sewage treatment plant, and maintenance facilities, has been completed.

Other developments

On November 5, 2013, the Ontario Superior Court of Justice released its decision in the Trustees of the Musicians’ Pension Fund of Canada v. Kinross Gold Corporation et al. The decision dismissed the plaintiffs’ motion for leave to commence a civil action under the Ontario Securities Act, alleging misrepresentations in Kinross’ public disclosures in 2011 regarding Tasiast. The court found that the plaintiffs had failed to establish that their claims had a reasonable possibility of succeeding at trial. The court also dismissed plaintiffs’ motion to certify and prosecute their claims as a class proceeding. The plaintiffs have communicated their intention to appeal this decision.

Kinross maintains that the allegations in this action are without merit, and believes that, in finding that the plaintiffs’ allegations had no reasonable possibility of succeeding at trial, the court reached the same conclusion. Kinross is committed to vigorously defending itself against these allegations on any appeal.

Outlook
The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page six of this news release.

Kinross has increased its 2013 production forecast to 2.6-2.65 million gold equivalent ounces from the previous forecast of 2.4-2.6 million gold equivalent ounces.

The Company expects to be at the lower end of both its 2013 production cost of sales guidance of $740-$790 per Au eq. oz., and its 2013 all-in sustaining cost guidance of $1,100-$1,200 per Au oz. sold.

As a result of its capital cost review process, Kinross expects to reduce its 2013 capital expenditures by an additional $50 million, and now expects its 2013 capital expenditures to be approximately $1.4 billion, compared with the previous forecast of $1.45 billion.

Kinross is on track to meet its revised exploration expenditure forecast of $130 million.

Other operating costs are now expected to be approximately $110 million, compared with the previously-stated guidance of $90 million, partly due to project-related severance and other associated costs.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, November 14, 2013 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

p. 5 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

This release should be read in conjunction with Kinross’ 2013 third quarter Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ unaudited 2013 third quarter Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ghana, Mauritania, Russia and the United States. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release include those under the headings Financial and operating highlights”, “CEO Commentary”, “Cost review and reduction”, “Project update and other developments” and “Outlook” and  include, without limitation, statements with respect to: our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures, expected savings pursuant to our cost review and reduction initiatives, including the continuation of the Way Forward, modifications to projects and operations and our exploration budget, including the Tasiast expansion project and our expectations regarding timelines for continued development, as well as references to other possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “aims”, “anticipates”, “budget”, ‘‘plans’’, ‘‘expects’’, “intend”, ‘‘scheduled’’, ‘‘forecasts”, “focus”, “priority”, “guidance”, “initiative”, “objective”, “on track”, “opportunity”, “outlook”, “potential”, “projected”, “pursue”, “study”, “targets”, or ‘‘believes’’, or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or “way forward”, ‘‘will be taken’’, ‘‘will occur’’ or ‘‘will be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our full-year 2012 Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and expansion at Paracatu (including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility) being consistent with our current expectations; (3) the cessation by the Company of further investment and development of the Fruta del Norte deposit and La Zarza mining concession (“FDN”) being consistent with Kinross’ current expectations including, without limitation, as to the reasonable cooperation of the Government of Ecuador in ensuring an orderly transition with respect to FDN (including, without limitation, any related transactions) that respects the interests of both parties; continuing recognition of the Company’s other remaining mining concessions and other assets, rights, titles and interests in Ecuador; the implementation of Ecuador’s mining and investment laws (and prospective amendment to these laws) and related regulations and policies; and compliance with, and the implementation and enforcement of, the Canada-Ecuador Agreement for the Promotion and Reciprocal Protection of Investments; (4) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the transition period as we reduce our level of activity in Ecuador and any potential amendments to the Brazilian Mining Code, and Mauritanian Mining Code, Customs Code and VAT regimes, being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) operations at and production from the Dvoinoye deposit being consistent with Kinross’ expectations; (12) the viability of the Tasiast and Chirano mines (including but not limited to, at Tasiast, the impact of ore tonnage and grade variability reconciliation analysis) as well as permitting, development and expansion (including but not limited to, at Tasiast, expansion optimization initiatives leading to changes in processing approach and maintenance, the timing of completion and results of the Tasiast feasibility study of the Tasiast and Chirano mines being consistent with Kinross’ current expectations; (13) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (14) goodwill and/or asset impairment potential; and (15) access to capital markets, including but not limited to maintaining an investment grade debt rating and, as required, securing partial project financing for the Tasiast expansion project, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: our ability to successfully cease further investment in and development of FDN and, in cooperation with the Government of Ecuador, successfully complete an orderly transition with respect to FDN that is respectful of the interests of both parties and does not impose on the Company (and/or any of its directors, officers or employees) any unreasonable obligations or liabilities; litigation commenced, or other claims or actions brought, against the Company (and/or any of its directors, officers or employees) in respect of the cessation by the Company of further investment in and development of FDN, or any of the Company’s prior or continuing activities on or in respect thereof or otherwise in Ecuador; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices,  that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation against the Company including, but not limited to, securities class actions in Canada and/or the United States; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and full-year 2012 and Q3 2013 Management Discussion and Analysis. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 6 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Key Sensitivities

Approximately 60%-70% of the Company’s costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $9 impact in production cost of sales per ounce5
A $10 per barrel change in the price of oil could result in an approximate $2 impact on production cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties contained in this news release has been prepared under the supervision of and verified by Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101 (“NI-43-101”).

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating, or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 7 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings from continuing operations for the periods presented:

	GAAP to Adjusted Earnings from Continuing Operations Reconciliation
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$46.9	$226.2	$(2,272.6)	$438.7

Adjusting items:
Foreign exchange (gains) losses	(6.2)	(3.1)	15.1	7.5
Non-hedge derivatives (gains) losses - net of tax	(3.9)	7.1	(4.0)	(6.4)
(Gains) losses on sale of other assets - net of tax	0.3	0.1	(0.1)	0.4
Foreign exchange (gain) loss on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	12.6	(0.8)	45.5	11.3
Change in deferred income tax due to a change in statutory corporate income tax rate	-	6.0	-	116.3
Taxes in respect of prior years	0.5	-	0.7	1.3
Impairment charges - net of tax	4.2	-	2,561.7	20.2
Severance expense	-	16.4	-	16.4
	7.5	25.7	2,618.9	167.0
Net earnings from continuing operations attributable to common shareholders - Adjusted	$54.4	$251.9	$346.3	$605.7

Weighted average number of common shares outstanding - Basic	1,142.7	1,139.4	1,141.7	1,138.8
Net earnings from continuing operations per share - Adjusted	$0.05	$0.22	$0.30	$0.53

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, adjusted operating cash flow and adjusted operating cash flow per share measures are not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 8 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	GAAP to Adjusted Operating Cash Flow from Continuing Operations
(in millions, except share and per share amounts)	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Net cash flow of continuing operations provided from operating activities - as reported	$137.7	$368.7	$609.4	$829.9

Adjusting items:
Close out and early settlement of derivative instruments	-	-	-	(48.7)
Working capital changes:
Accounts receivable and other assets	26.5	(29.6)	100.6	53.2
Inventories	76.1	110.0	118.8	159.8
Accounts payable and other liabilities, including taxes	16.1	(13.6)	98.0	27.5
	118.7	66.8	317.4	191.8
Adjusted operating cash flow from continuing operations	$256.4	$435.5	$926.8	$1,021.7

Weighted average number of common shares outstanding - Basic	1,142.7	1,139.4	1,141.7	1,138.8

Adjusted operating cash flow from continuing operations per share	$0.22	$0.38	$0.81	$0.90

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales from Continuing Operations Per Equivalent Ounce Sold

(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Production cost of sales from continuing operations - as reported(1)	$486.8	$455.8	$1,476.0	$1,371.6
Less: portion attributable to Chirano non-controlling interest	(5.3)	(5.1)	(15.4)	(15.4)
Attributable production cost of sales from continuing operations	$481.5	$450.7	$1,460.6	$1,356.2

Gold equivalent ounces sold from continuing operations	658,055	672,221	2,005,793	1,925,409
Less: portion attributable to Chirano non-controlling interest	(6,951)	(6,970)	(19,936)	(21,093)
Attributable gold equivalent ounces sold from continuing operations	651,104	665,251	1,985,857	1,904,316
Consolidated production cost of sales from continuing operations per equivalent ounce sold	$740	$678	$736	$712
Attributable production cost of sales from continuing operations per equivalent ounce sold	$740	$677	$736	$712

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 9 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales from Continuing Operations Per Ounce Sold on a By- Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012

Production cost of sales from continuing operations - as reported(1)	$486.8	$455.8	$1,476.0	$1,371.6
Less: portion attributable to Chirano non-controlling interest	(5.3)	(5.1)	(15.4)	(15.4)
Less: attributable silver revenues from continuing operations	(42.1)	(86.3)	(161.0)	(241.0)
Attributable production cost of sales from continuing operations net of silver by-product revenue	$439.4	$364.4	$1,299.6	$1,115.2

Gold ounces sold from continuing operations	626,625	620,567	1,894,004	1,777,374
Less: portion attributable to Chirano non-controlling interest	(6,936)	(6,950)	(19,877)	(21,035)
Attributable gold ounces sold from continuing operations	619,689	613,617	1,874,127	1,756,339
Attributable production cost of sales from continuing operations per ounce sold on a by-product basis	$709	$594	$693	$635

(1)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop this non-GAAP measure. Adoption of this all-in sustaining cost metric is voluntary and not necessarily standard, and therefore, this measure presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost measure complements existing measures reported by Kinross in order to reflect the total current period cost of producing gold from operations.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

Attributable all-in sustaining cost from continuing operations per ounce sold on a by-product basis is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-in Sustaining Cost from Continuing Operations Per Ounce Sold on a By-Product Basis
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$486.8	$455.8	$1,476.0	$1,371.6
Less: portion attributable to Chirano non-controlling interest(2)	(5.3)	(5.1)	(15.4)	(15.4)
Less: attributable(3) silver revenues from continuing operations(4)	(42.1)	(86.3)	(161.0)	(241.0)
Attributable(3) production cost of sales from continuing operations net of silver by-product revenue	$439.4	$364.4	$1,299.6	$1,115.2
Adjusting items on an attributable(3) basis:
General and administrative(5)	42.6	35.9	124.5	119.6
Other operating expense - sustaining(6)	7.4	13.1	18.7	28.3
Reclamation and remediation(7)	15.2	11.9	45.1	36.2
Exploration and business development - sustaining(8)	19.1	33.9	68.3	102.8
Additions to property, plant and equipment - sustaining(9)	138.5	167.5	367.8	572.5
Inventory impairment charge	-	-	35.1	-
All-in Sustaining Cost on a by-product basis - attributable(3)	$662.2	$626.7	$1,959.1	$1,974.6
Gold ounces sold from continuing operations	626,625	620,567	1,894,004	1,777,374
Less: portion attributable to Chirano non-controlling interest(10)	(6,936)	(6,950)	(19,877)	(21,035)
Attributable(3) gold ounces sold from continuing operations	619,689	613,617	1,874,127	1,756,339
Attributable(3) all-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,069	$1,021	$1,045	$1,124

The Company also assesses its all-in sustaining costs on a gold equivalent ounce basis. Under this non-GAAP measure the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 10 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Attributable all-in sustaining cost from continuing operations per equivalent ounce sold is calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-in Sustaining Cost from Continuing Operations Per Equivalent Ounce Sold
	Three months ended		Nine months ended
	September 30,		September 30,
(in millions, except ounces and production cost of sales per ounce)	2013	2012	2013	2012
Production cost of sales from continuing operations - as reported(1)	$486.8	$455.8	$1,476.0	$1,371.6
Less: portion attributable to Chirano non-controlling interest(2)	(5.3)	(5.1)	(15.4)	(15.4)
Attributable(3) production cost of sales from continuing operations	$481.5	$450.7	$1,460.6	$1,356.2
Adjusting items on an attributable(3) basis:
General and administrative(5)	42.6	35.9	124.5	119.6
Other operating expense - sustaining(6)	7.4	13.1	18.7	28.3
Reclamation and remediation(7)	15.2	11.9	45.1	36.2
Exploration and business development - sustaining(8)	19.1	33.9	68.3	102.8
Additions to property, plant and equipment - sustaining(9)	138.5	167.5	367.8	572.5
Inventory impairment charge	-	-	35.1	-
All-in Sustaining Cost - attributable(3)	$704.3	$713.0	$2,120.1	$2,215.6
Gold equivalent ounces sold from continuing operations	658,055	672,221	2,005,793	1,925,409
Less: portion attributable to Chirano non-controlling interest(10)	(6,951)	(6,970)	(19,936)	(21,093)
Attributable(3) gold equivalent ounces sold from continuing operations	651,104	665,251	1,985,857	1,904,316
Attributable(3) all-in sustaining cost from continuing operations per equivalent ounce sold	$1,082	$1,072	$1,068	$1,163

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.
(2) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(3) “Attributable” includes Kinross’ share of Chirano (90%) production.
(4) “Attributable silver revenues from continuing operations” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver).  Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(5) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses.  General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(6) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating expenses related to “non-sustaining” activities.  Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred.  Other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as “sustaining”.  Other operating expenses incurred at growth projects where there is no current operation or related to other non-sustaining activities are classified as “non-sustaining”.

(7) “Reclamation and remediation” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines.  Reclamation and remediation costs for development projects or closed mines are excluded from this amount.

(8) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less “non-sustaining” exploration expenses.  Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure.  Exploration expenditures at operating mines and their surrounding environs (i.e., brownfield exploration) are considered costs required to sustain current operations and so are included in sustaining costs.  All exploration expenditures at new exploration projects (i.e., greenfield) or for other generative exploration activity not linked to existing mining operations are not considered necessary to sustain current operations and so are excluded from this amount.  Business development expenses are included in this amount as they are considered sustaining costs required for general operations.

(9) “Additions to property, plant and equipment – sustaining” represents all capital expenditures at existing operations comprising capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statement of cash flows), less capitalized interest and non-sustaining capital.  Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations.

(10) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold for the Chirano mine.

p. 11 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales(1) ($millions)		Production cost of sales(1)/oz
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	122,037	106,698	119,835	100,172	$66.5	$64.9	$555	$648
Round Mountain	42,073	53,205	40,042	53,237	32.5	32.2	812	605
Kettle River - Buckhorn	34,601	43,942	34,876	44,049	21.0	20.7	602	470
North America Total	198,711	203,845	194,753	197,458	120.0	117.8	616	597

Kupol	150,433	155,533	120,865	164,025	62.2	76.5	515	466
Russia Total	150,433	155,533	120,865	164,025	62.2	76.5	515	466

Paracatu	135,548	111,558	140,333	104,937	108.1	92.0	770	877
La Coipa	43,702	41,585	45,340	42,240	34.3	46.0	757	1,089
Maricunga	38,126	46,971	37,800	45,818	51.7	40.0	1,368	873
South America Total	217,376	200,114	223,473	192,995	194.1	178.0	869	922

Tasiast	51,051	51,842	49,455	48,045	57.4	32.2	1,161	670
Chirano (100%)	70,010	67,599	69,509	69,698	53.1	51.3	764	736
West Africa Total	121,061	119,441	118,964	117,743	110.5	83.5	929	709

Continuing operations	687,581	678,933	658,055	672,221	486.8	455.8	740	678
Discontinued operations(2)	-	-	-	-	-	-	-	-

Operations Total	687,581	678,933	658,055	672,221	$486.8	$455.8	$740	$678
Less Chirano non-controlling interest (10%)	(7,001)	(6,760)	(6,951)	(6,970)	(5.3)	(5.1)
Attributable - Continuing operations	680,580	672,173	651,104	665,251	$481.5	$450.7	$740	$677
Attributable Total	680,580	672,173	651,104	665,251	$481.5	$450.7	$740	$677

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

Nine months ended September 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($millions)		sales(1)/oz
	2013	2012	2013	2012	2013	2012	2013	2012

Fort Knox	318,029	240,366	336,867	232,515	$189.3	$171.4	$562	$737
Round Mountain	122,510	151,110	121,873	149,221	98.7	104.1	810	698
Kettle River - Buckhorn	119,515	122,545	120,564	123,724	64.1	60.2	532	487
North America Total	560,054	514,021	579,304	505,460	352.1	335.7	608	664

Kupol	396,659	431,717	369,291	447,476	193.0	210.9	523	471
Russia Total	396,659	431,717	369,291	447,476	193.0	210.9	523	471

Paracatu	375,686	334,595	380,604	333,853	311.4	305.6	818	915
La Coipa	145,668	115,438	149,156	116,277	110.6	124.5	742	1,071
Maricunga	142,220	171,801	147,754	176,248	170.8	128.2	1,156	727
South America Total	663,574	621,834	677,514	626,378	592.8	558.3	875	891

Tasiast	184,855	139,283	180,325	135,168	184.2	112.6	1,021	833
Chirano (100%)	199,685	207,165	199,359	210,927	153.9	154.1	772	731
West Africa Total	384,540	346,448	379,684	346,095	338.1	266.7	890	771

Continuing operations	2,004,827	1,914,020	2,005,793	1,925,409	1,476.0	1,371.6	736	712
Discontinued operations(2)	-	30,994	-	32,764	-	27.4	-	836

Operations Total	2,004,827	1,945,014	2,005,793	1,958,173	$1,476.0	$1,399.0	$736	714
Less Chirano non-controlling interest (10%)	(19,969)	(20,717)	(19,936)	(21,093)	(15.4)	(15.4)
Attributable - Continuing operations	1,984,858	1,893,303	1,985,857	1,904,316	$1,460.6	$1,356.2	$736	712
Attributable Total	1,984,858	1,924,297	1,985,857	1,937,080	$1,460.6	$1,383.6	$736	714

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the interim condensed consolidated financial statements less depreciation, depletion and amortization and impairment charges.

(2) On June 28, 2012, the Company completed the sale of its 50% interest in the Crixás gold mine.

p. 12 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(unaudited, expressed in millions of United States dollars, except share amounts)

	As at
	September 30,	December 31,	January 1,
	2013	2012	2012

Assets
Current assets
Cash and cash equivalents	$932.1	$1,632.7	$1,724.8
Restricted cash	59.2	58.1	56.1
Short-term investments	-	349.8	1.3
Accounts receivable and other assets	346.3	280.9	304.7
Inventories	1,376.9	1,254.9	961.7
Unrealized fair value of derivative assets	6.8	15.0	2.8
	2,721.3	3,591.4	3,051.4
Non-current assets
Property, plant and equipment	6,959.9	8,968.1	8,855.0
Goodwill	476.8	1,136.7	3,382.3
Long-term investments	25.5	49.1	79.3
Investments in associate and joint ventures	320.9	536.1	654.9
Unrealized fair value of derivative assets	1.6	9.6	1.1
Deferred charges and other long-term assets	421.0	545.5	403.1
Deferred tax assets	104.9	46.1	21.8
Total assets	$11,031.9	$14,882.6	$16,448.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$549.0	$636.2	$562.0
Current tax payable	24.3	93.2	67.6
Current portion of long-term debt	60.0	516.2	31.9
Current portion of provisions	40.4	42.0	37.6
Current portion of unrealized fair value of derivative liabilities	30.4	22.0	66.7
	704.1	1,309.6	765.8
Non-current liabilities
Long-term debt	2,058.4	2,116.4	1,599.4
Provisions	727.8	720.4	584.0
Unrealized fair value of derivative liabilities	17.6	10.5	32.7
Other long-term liabilities	144.2	125.6	132.4
Deferred tax liabilities	546.0	674.4	863.9
Total liabilities	4,198.1	4,956.9	3,978.2

Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,735.6	$14,692.5	$14,656.6
Contributed surplus	79.3	89.9	81.4
Accumulated deficit	(8,029.0)	(4,937.1)	(2,249.9)
Accumulated other comprehensive income (loss)	(28.4)	4.9	(97.7)
Total common shareholders’ equity	6,757.5	9,850.2	12,390.4
Non-controlling interest	76.3	75.5	80.3
Total equity	6,833.8	9,925.7	12,470.7
Total liabilities and equity	$11,031.9	$14,882.6	$16,448.9

Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,143,324,367	1,140,132,123	1,137,732,344

p. 13 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(unaudited, expressed in millions of United States dollars, except per share and share amounts)
	Three months ended		Nine months ended

	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012

Revenue
Metal sales	$876.3	$1,109.7	$2,902.4	$3,120.4

Cost of sales
Production cost of sales	486.8	455.8	1,476.0	1,371.6
Depreciation, depletion and amortization	184.3	181.6	622.1	481.1
Impairment charges	-	-	2,433.1	-
Total cost of sales	671.1	637.4	4,531.2	1,852.7
Gross profit (loss)	205.2	472.3	(1,628.8)	1,267.7
Other operating expense	21.6	20.0	55.0	42.2
Exploration and business development	39.1	55.8	120.8	184.1
General and administrative	42.6	52.3	124.5	136.0
Operating earnings (loss)	101.9	344.2	(1,929.1)	905.4
Other income (expense) - net	6.0	(3.1)	(245.7)	(23.7)
Equity in income (losses) of associate and joint venture	-	(2.1)	(3.1)	(3.6)
Finance income	1.7	1.5	6.0	3.6
Finance expense	(8.2)	(13.3)	(25.9)	(32.1)
Earnings (loss) before taxes	101.4	327.2	(2,197.8)	849.6
Income tax expense - net	(54.8)	(99.7)	(74.0)	(418.2)
Earnings (loss) from continuing operations after tax	46.6	227.5	(2,271.8)	431.4
Earnings (loss) from discontinued operations after tax	(5.0)	(1.3)	(728.0)	45.5
Net earnings (loss)	$41.6	$226.2	$(2,999.8)	$476.9

Net earnings (loss) from continuing operations attributable to:
Non-controlling interest	$(0.3)	$1.3	$0.8	$(7.3)
Common shareholders	$46.9	$226.2	$(2,272.6)	$438.7
Net earnings (loss) attributable to:
Non-controlling interest	$(0.3)	$1.3	$0.8	$(7.3)
Common shareholders	$41.9	$224.9	$(3,000.6)	$484.2

Earnings (loss) per share from continuing operations attributable to common shareholders

Basic	$0.04	$0.20	$(1.99)	$0.39
Diluted	$0.04	$0.20	$(1.99)	$0.38

Earnings (loss) per share attributable to common shareholders

Basic	$0.04	$0.20	$(2.63)	$0.43
Diluted	$0.04	$0.20	$(2.63)	$0.42

Weighted average number of common shares outstanding (millions)
Basic	1,142.7	1,139.4	1,141.7	1,138.8
Diluted	1,149.4	1,145.6	1,141.7	1,145.0

p. 14 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows
(unaudited, expressed in millions of United States dollars)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2013	2012	2013	2012
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings (loss) from continuing operations	$46.6	$227.5	$(2,271.8)	$431.4
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	184.3	181.6	622.1	481.1
Losses (gains) on sale of other assets - net	0.4	0.2	(0.2)	0.7
Impairment charges	-	-	2,433.1	-
Impairment of investments	4.2	-	237.3	20.2
Equity in losses of associate and joint venture	-	2.1	3.1	3.6
Non-hedge derivative (gains) losses - net	(4.4)	7.1	(4.5)	(6.4)
Settlement of derivative instruments	-	(0.2)	0.2	48.5
Share-based compensation expense	8.1	9.9	26.2	28.8
Accretion expense	5.1	8.9	15.6	19.6
Deferred tax (recovery) expense	6.8	1.9	(178.1)	85.2
Foreign exchange (gains) losses and other	5.3	(3.5)	43.8	(42.3)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(26.5)	29.6	(100.6)	(53.2)
Inventories	(76.1)	(110.0)	(118.8)	(159.8)
Accounts payable and accrued liabilities	53.2	100.0	145.8	248.4
Cash flow provided from operating activities	207.0	455.1	853.2	1,105.8
Income taxes paid	(69.3)	(86.4)	(243.8)	(275.9)
Net cash flow of continuing operations provided from operating activities	137.7	368.7	609.4	829.9
Net cash flow of discontinued operations provided from (used in) operating activities	(8.6)	0.1	(18.3)	(2.7)

Investing:
Additions to property, plant and equipment	(300.8)	(440.4)	(931.3)	(1,360.7)
Net proceeds from (additions to) long-term investments and other assets	(37.1)	(5.4)	(80.4)	8.1
Net proceeds from the sale of property, plant and equipment	1.3	0.2	2.7	0.4
Disposals of (additions to) short-term investments	-	(749.6)	349.8	(748.5)
Decrease in restricted cash	(0.4)	(6.3)	(1.3)	(5.0)
Interest received	1.9	1.2	6.1	3.3
Other	-	0.1	-	0.2
Net cash flow of continuing operations used in investing activities	(335.1)	(1,200.2)	(654.4)	(2,102.2)
Net cash flow of discontinued operations provided from (used) in investing activities	-	(73.2)	(14.3)	107.1
Financing:
Issuance of common shares on exercise of options and warrants	3.2	1.2	6.2	4.7
Proceeds from issuance of debt	-	1,140.8	-	1,437.1
Repayment of debt	(30.0)	(145.0)	(523.3)	(467.5)
Interest paid	(1.2)	(1.7)	(3.9)	(6.5)
Dividends paid to common shareholders	-	(91.2)	(91.3)	(182.3)
Other	-	(4.2)	(1.7)	(5.0)
Net cash flow of continuing operations provided from (used in) financing activities	(28.0)	899.9	(614.0)	780.5
Net cash flow of discontinued operations used in financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	3.0	4.1	(9.0)	(0.3)
Decrease in cash and cash equivalents	(231.0)	(0.6)	(700.6)	(387.7)
Cash and cash equivalents, beginning of period	1,163.1	1,337.7	1,632.7	1,724.8
Cash and cash equivalents, end of period	$932.1	$1,337.1	$932.1	$1,337.1

p. 15 Kinross reports 2013 third-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (6)	Gold Eq Sales (6)	Production costs of sales(7)	Production cost of sales(7)/oz	Cap Ex	DD&A
			(%)	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
North America	Fort Knox	Q3 2013	100	4,566	3,374	10,330	0.76	0.28	84%	122,037	119,835	$66.5	$555	$29.2	$30.0
		Q2 2013	100	5,048	3,231	10,261	0.80	0.30	84%	102,740	98,998	56.9	575	27.9	25.3
		Q1 2013	100	7,361	2,894	536	0.88	0.25	84%	93,252	118,034	65.9	558	49.4	27.2
		Q4 2012	100	7,805	3,273	6,530	1.03	0.30	84%	119,582	100,923	49.8	493	37.8	20.7
		Q3 2012	100	7,998	3,238	12,873	0.76	0.30	84%	106,698	100,172	64.9	648	13.7	25.7
	Round Mountain	Q3 2013	50	3,974	982	3,090	0.67	0.33	66%	42,073	40,042	32.5	812	15.7	2.8
		Q2 2013	50	4,070	868	4,098	0.56	0.34	68%	41,016	43,035	35.0	813	13.5	9.3
		Q1 2013	50	6,474	936	6,468	0.64	0.38	75%	39,421	38,796	31.2	804	10.0	4.9
		Q4 2012	50	3,820	867	3,864	0.68	0.40	70%	41,220	41,371	32.6	788	18.8	5.4
		Q3 2012	50	5,376	1,026	5,118	0.72	0.44	71%	53,205	53,237	32.2	605	14.4	6.6
	Kettle River	Q3 2013	100	89	91	-	12.50	-	95%	34,601	34,876	21.0	602	3.1	14.8
		Q2 2013	100	96	106	-	13.09	-	94%	45,044	46,015	22.8	495	1.1	18.8
		Q1 2013	100	91	121	-	13.21	-	92%	39,870	39,673	20.3	512	1.2	16.4
		Q4 2012	100	101	87	-	13.96	-	93%	33,548	33,242	15.4	463	4.7	15.1
		Q3 2012	100	81	95	-	15.23	-	94%	43,942	44,049	20.7	470	1.0	21.7
Russia	Kupol (4)(5)(8)	Q3 2013	100	379	377	-	11.37	-	94%	150,433	120,865	62.2	515	30.0	20.7
		Q2 2013	100	318	306	-	11.16	-	94%	121,728	164,627	84.9	516	20.7	27.9
		Q1 2013	100	338	328	-	10.57	-	93%	124,498	83,799	45.9	548	29.0	14.9
		Q4 2012	100	337	329	-	11.89	-	93%	146,535	130,759	62.0	474	21.5	24.6
		Q3 2012	100	302	332	-	12.34	-	94%	155,533	164,025	76.5	466	59.0	30.1
South America	Paracatu	Q3 2013	100	14,600	14,306	-	0.39	-	76%	135,548	140,333	108.1	770	39.9	27.6
		Q2 2013	100	13,836	13,451	-	0.37	-	75%	120,247	118,243	101.9	862	25.7	26.3
		Q1 2013	100	13,971	14,068	-	0.37	-	75%	119,891	122,028	101.4	831	14.4	26.1
		Q4 2012	100	15,791	13,692	-	0.39	-	75%	132,114	137,534	109.8	798	61.7	31.5
		Q3 2012	100	13,336	13,386	-	0.38	-	70%	111,558	104,937	92.0	877	81.0	20.0
	La Coipa (3)	Q3 2013	100	577	1,373	-	0.80	-	86%	43,702	45,340	34.3	757	1.1	25.7
		Q2 2013	100	584	1,331	-	0.93	-	88%	48,237	46,574	36.0	773	2.2	29.5
		Q1 2013	100	990	1,400	-	0.97	-	84%	53,729	57,242	40.3	704	1.5	36.8
		Q4 2012	100	1,298	1,421	-	1.07	-	86%	63,429	58,935	43.2	733	8.4	26.8
		Q3 2012	100	896	1,297	-	0.65	-	79%	41,585	42,240	46.0	1,089	25.9	12.2
	Maricunga	Q3 2013	100	4,197	-	3,431	-	0.63	nm	38,126	37,800	51.7	1,368	5.3	11.7
		Q2 2013	100	3,807	-	3,659	-	0.53	nm	49,032	55,163	59.3	1,075	10.2	11.0
		Q1 2013	100	4,452	-	3,861	-	0.57	nm	55,062	54,791	59.8	1,091	16.3	32.3
		Q4 2012	100	5,704	-	3,937	-	0.59	nm	64,568	61,046	56.6	927	0.5	5.4
		Q3 2012	100	5,326	-	3,755	-	0.64	nm	46,971	45,818	40.0	873	33.9	4.9
West Africa	Tasiast	Q3 2013	100	6,218	577	3,197	1.83	0.46	93%	51,051	49,455	57.4	1,161	161.8	11.7
		Q2 2013	100	5,314	652	3,838	2.03	0.29	92%	71,047	62,489	66.6	1,066	186.2	28.4
		Q1 2013	100	6,164	639	4,154	1.87	0.35	91%	62,757	68,381	60.2	880	155.6	33.3
		Q4 2012	100	9,522	659	3,681	1.31	0.59	91%	46,051	44,400	47.1	1,061	291.6	23.1
		Q3 2012	100	6,637	643	1,887	1.55	0.51	92%	51,842	48,045	32.2	670	190.4	18.6
	Chirano - 100%	Q3 2013	90	985	829	-	2.65	-	95%	70,010	69,509	53.1	764	11.6	37.2
		Q2 2013	90	826	854	-	2.50	-	94%	62,545	60,397	50.1	830	27.2	31.7
		Q1 2013	90	1,005	816	-	2.73	-	93%	67,130	69,453	50.7	730	28.1	33.8
		Q4 2012	90	1,311	879	-	3.27	-	94%	86,070	87,724	61.2	698	41.3	45.1
		Q3 2012	90	1,252	846	-	2.67	-	93%	67,599	69,698	51.3	736	15.9	39.5
	Chirano - 90%	Q3 2013	90	985	829	-	2.65	-	95%	63,009	62,558	47.8	764	10.4	33.5
		Q2 2013	90	826	854	-	2.50	-	94%	56,290	54,357	45.1	830	24.5	28.5
		Q1 2013	90	1,005	816	-	2.73	-	93%	60,417	62,508	45.6	730	25.3	30.4
		Q4 2012	90	1,311	879	-	3.27	-	94%	77,463	78,952	55.1	698	37.2	40.6
		Q3 2012	90	1,252	846	-	2.67	-	93%	60,839	62,728	46.2	736	14.3	35.6
(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations, recovery rates at Maricunga cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.

(3)	La Coipa silver grade and recovery were as follows: Q3 (2013) 32.03 g/t, 60%; Q2 (2013) 32.45 g/t, 61%; Q1 (2013) 35.61 g/t, 58%; Q4 (2012) 49.45 g/t, 50%
(4)	The Kupol segment includes the Kupol and Dvoinoye mines.
(5)	Kupol silver grade and recovery were as follows: Q3 (2013) 136.33 g/t, 86%; Q2 (2013) 139.03 g/t, 83%; Q1 (2013) 128.44 g/t, 85%; Q4 (2012) 155.53 g/t, 85%
(6)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows:  Q3 2013: 62.21:1, Q2 2013: 61.14:1, Q1 2013: 54.19:1, Q4 2012: 52.55:1.

(7)	“Production cost of sales” is equivalent to “Total cost of sales” per the interim financial statements less depreciation, depletion and amortization and impairment charges.
(8)	Dvoinoye ore processed and grade were as follows: Q3 (2013) 13,000 tonnes, 30.03 g/t; Q2 (2013) nil, nil; Q1 (2013) nil, nil; Q4 (2012) nil, nil

p. 16 Kinross reports 2013 third-quarter results	www.kinross.com